UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36674

USD PARTNERS LP

(Exact name of registrant as specified in its charter)

811 Main Street, Suite 2800

Houston, Texas 77002

(281) 291-0510

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

10

Pursuant to the requirements of the Securities Exchange Act of 1934, USD Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2023	USD PARTNERS LP

	By:	USD PARTNERS GP LLC, its general partner

	By:	/s/ Adam Altsuler
	Name:	Adam Altsuler
	Title:	Executive Vice President, Chief Financial Officer